Filed by Aegon N.V. Pursuant to Rule 425 Under the Securities Act of 1933 Subject Company: Aegon N.V. Commission File No.: 1-10882

Shareholder Circular relating to the change of legal domicile of Aegon N.V.

to be voted upon at the Extraordinary General Meeting of Shareholders of [•], 2023

Aegon N.V. extraordinary general meeting of shareholders

[•], 2023

Aegonplein 50, The Hague

The Hague, [•], 2023

NOTICE REGARDING DRAFT SHAREHOLDER CIRCULAR

In connection with the proposed Redomiciliation, Aegon N.V. has published this draft of the Shareholder Circular that will be made available to shareholders of Aegon in connection with the shareholder meetings Aegon expects to convene in connection with the change in legal domicile. The contents of this draft Shareholder Circular are substantially similar to the draft Registration Statement on Form F-4 (the Registration Statement) that Aegon will publicly file with the SEC on June 30, 2023, save for such amendment to Registration Statement in order to satisfy the requirements for registration statements specified by the US Securities Act of 1933, including the rules and regulations promulgated thereunder by SEC. The Registration Statement is subject to review by the SEC, which may lead to changes to the Registration Statement and, as a result, to changes to this Shareholder Circular. Upon the convocation of the Aegon shareholder meetings in connection with the change in legal domicile, the final Shareholder Circular will be made available to shareholders of Aegon.

NOTICE TO U.S. SHAREHOLDERS

In connection with the proposed Redomiciliation, Aegon N.V. will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a U.S. Shareholder Circular that you are encouraged to review carefully before making any decisions regarding the proposed Redomiciliation. This Shareholder Circular does not constitute an offer to sell or the solicitation of an offer to buy any securities and is not a substitute for the U.S. Shareholder Circular or any other document that Aegon N.V. may file with the SEC or send to U.S. shareholders in connection with the proposed Redomiciliation. U.S. SHAREHOLDERS OF AEGON N.V. ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE FINAL U.S. SHAREHOLDER CIRCULAR, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AEGON LTD. AND THE PROPOSED REDOMICILIATION. This information is available to you without charge upon your written or oral request. You will be able to obtain the documents free of charge at the SEC’s website, http://www.sec.gov. In addition, the documents may be obtained in hard copy free of charge by directing a request in writing or by telephone to Aegon N.V. at Aegonplein 50; 2591 TV The Hague; The Netherlands; Attention: Investor Relations or by e-mail at ir@aegon.com, or by calling our agent for service in the United States of America Andrew S. Williams Telephone: +1 443 475 3243.

The Extraordinary General Meeting of Shareholders of Aegon N.V. will be held on [•], [•], 2023 at [14:00] CET at its head office, Aegonplein 50, 2591 TV, The Hague, the Netherlands

Aegon refers to the agenda and explanatory notes for the EGM for a complete overview of the items to be discussed and to the convocation notice for the requirements to participate in the EGM.

A livestream of the EGM will be available at www.aegon.com.

LETTER TO SHAREHOLDERS

Dear shareholder,

On June 30, 2023, we announced our intention to change our legal domicile from the Netherlands to Bermuda. Subsequently, Aegon’s group supervision will transfer to the Bermuda Monetary Authority, the current regulator of Aegon’s three insurance and reinsurance entities incorporated in Bermuda under the Transamerica name. Following the combination of our Dutch business with a.s.r., we will no longer have a regulated insurance business in the Netherlands. Under Solvency II rules, Aegon’s current supervisor, the Dutch Central Bank (DNB), can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The Solvency II Regime will continue to apply to our insurance businesses located in the European Union. Aegon’s regulated insurance entities in the US, UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators.

The change of legal domicile to Bermuda allows us to maintain our headquarters in the Netherlands and to remain a Dutch tax resident. Bermuda has a well-developed system of corporate law, enabling application of international governance standards going forward, and is a well-known location for insurance companies, including three of Aegon’s current subsidiaries. In addition, Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II regime, and by the UK under its own solvency regime. It is also considered to be a qualified jurisdiction and reciprocal jurisdiction by the US National Association of Insurance Commissioners (subject to certain limitations and exceptions). While the Dutch Central Bank will no longer be our default group supervisor after the combination of the Dutch business with a.s.r. on the basis of the Solvency II regime, it is expected to temporarily stay on as de facto group supervisor on the basis of a delegation arrangement to be entered into with the Spanish supervisory authority, the Direccíon General de Seguros y Fondos de Pensiones prior to the change in legal domicile being completed to ensure a smooth transfer of group supervision. In the interim phase as it is anticipated now, the presence of a continued and constant delegated group supervisor therefore is expected to be ensured.

In the past two and a half years, we have worked hard to execute on the strategy as communicated to you at our capital markets day in December 2020. We have been able to deliver on many of our strategic intentions, such as sharpening our strategic focus and improving Aegon’s strategic and financial profile through enhanced operational performance and strengthening of our capital position. Completion of the transaction with a.s.r. forms a leader in the Dutch insurance market and enables Aegon to increase its focus on creating advantaged businesses in chosen markets outside the Netherlands. We believe the proposed redomiciliation will help us succeed in furthering our strategic intentions going forward as presented at our capital markets day on June 22, 2023. Upon completion of the redomiciliation to Bermuda, Aegon’s headquarters will remain in the

Netherlands, Aegon will remain a Dutch tax resident and Aegon’s shares will remain listed on Euronext Amsterdam and NYSE. Aegon will continue to report under the IFRS accounting standards. Aegon is exploring the implementation of US GAAP in the medium term, in addition to IFRS, so as to allow for better comparison against US peers and provide long-term strategic flexibility for the Aegon Group.

We ask the Aegon general meeting of shareholders for approval of the proposed redomiciliation. The purpose of this Shareholder Circular is to ensure that Aegon’s shareholders are adequately informed of the facts and circumstances relevant to vote on the approval of the proposed redomiciliation.

As further explained in this Shareholder Circular, the Executive Board and the Supervisory Board of Aegon have concluded that the proposed redomiciliation is in the interest of Aegon and its stakeholders, and unanimously recommend voting in favor of the proposed redomiciliation. We encourage you to read the information in this Shareholder Circular carefully. We hope that you will follow the recommendation of the Executive Board and Supervisory Board and vote in favor of the proposed redomiciliation.

We greatly value your support as shareholder and look forward to the Extraordinary General Meeting on [•], 2023.

Yours sincerely,

Lard Friese, CEO and Chairman of the Executive Board

William Connelly, Chairman of the Supervisory Board

1	GLOSSARY

Capitalized terms used in this Shareholder Circular have the meaning given below, unless the context requires otherwise (words in the singular form include the plural form, and vice versa).

“ABN AMRO”	means ABN AMRO Bank N.V.

“Aegon”	means Aegon N.V. until the Luxembourg Conversion Effective Time and (i) after the Luxembourg Conversion Effective Time and before the Bermuda Conversion Effective Time, Aegon S.A., and (ii) after the Bermuda Conversion Effective Time, Aegon Ltd.

“Aegon Corporate Website”	means the corporate website of Aegon, accessible through www.aegon.com

“Aegon Group”	means Aegon together with its subsidiaries

“Aegon Ltd.”	means Aegon Ltd., a Bermuda Ltd.

“Aegon Ltd. Common Share”	means a common share in the share capital of Aegon Ltd.

“Aegon Ltd. Common Share B”	means a common share B in the share capital of Aegon Ltd.

“Aegon Ltd. Share”	means a share in the share capital of Aegon Ltd.

“Aegon NL Business”	means Aegon’s business operations in the Netherlands as will be transferred pursuant to the Business Combination Agreement

“Aegon N.V.”	means Aegon N.V., a Dutch public limited liability company

“Aegon N.V. Common Share”	means a common share in the share capital of Aegon N.V.

“Aegon N.V. Common Share B”	means a common share B in the share capital of Aegon N.V.

“Aegon N.V. Creditor”	means a creditor of Aegon N.V.

“Aegon N.V. Share”	means a share in the share capital of Aegon N.V.

“Aegon S.A.”	means Aegon S.A., a Luxembourg public limited liability company (société anonyme)

“Aegon S.A. Common Share”	means a common share in the share capital of Aegon S.A.

“Aegon S.A. Common Share B”	means a common share B in the share capital of Aegon S.A.

“Aegon S.A. Share”	means a share in the share capital of Aegon S.A.

“AFM”	means the Dutch Authority for the Financial Markets

“Amended 1983 Merger Agreement”	means the merger agreement between Aegon and Vereniging Aegon, as originally entered into on 1983 and as available on the Aegon Corporate Website

“Articles of Association”	means the articles of association of Aegon N.V., as they will read from time to time, and following the Luxembourg Conversion Effective Time, the articles of association of Aegon S.A.

“a.s.r.”	means ASR Nederland N.V.

“Audit Committee Decree”	means the Dutch Decree of July 26, 2008 implementing Article 41 of Directive No. 2006/43/EC of the European Parliament and of the Council of the European Union of May 17, 2006 on statutory audits of annual accounts and consolidated accounts, amending Directives No. 78/660/EEC and No. 83/349/EEC of the Council of the European Communities and repealing Directive No. 84/253/EEC of the Council of the European Communities

“Bermuda Conversion”	has the meaning as set out in Section 2.3 (Structure of the Redomiciliation)

“Bermuda Conversion Effective Time”	has the meaning as set out in Section 2.3 (Structure of the Redomiciliation)

“Bermuda Ltd.”	means an exempted company with liability limited by shares incorporated pursuant to the Companies Act

“BMA”	means the Bermuda Monetary Authority

“Board”	means (i) after the Luxembourg Conversion Effective Time and before the Bermuda Conversion Effective Time, the board of directors of Aegon S.A. and (ii) after the Bermuda Conversion Effective Time, the board of directors of Aegon Ltd.

“Board Report”	means the report prepared by the Executive Board, in respect of the Conversion Proposal

“Board Rules”	means the Board rules of Aegon Ltd. as they will read upon completion of the Redomiciliation

“Business Combination Agreement”	means the business combination agreement agreed between Aegon and a.s.r. on October 27, 2022

“Bye-Laws”	means the bye-laws of Aegon Ltd. as they will read upon completion of the Redomiciliation

“Code”	means the U.S. Internal Revenue Code of 1986, as amended

“ComFrame”	means the Common Framework for the Supervision of Internationally Active Insurance Groups issued by the International Association of Insurance Supervisors

“Common Share”	means a common share in the share capital of Aegon

“Companies Act”	means the Companies Act 1981 of Bermuda

“Company Secretary”	means the company secretary of Aegon

“Conversion Proposal”	means the draft terms of the Luxembourg Conversion, drawn up by the Executive Board

“Creditor Opposition Period”	means the one-month period following the date of publication in a nationally-distributed newspaper in the Netherlands of the filing of the Conversion Proposal

“CSRD”	means directive (EU) 2022/2464 of the European Parliament and of the Council of December 14, 2022 amending Regulation (EU) No 537/2014, Directive 2004/109/EC, Directive 2006/43/EC and Directive 2013/34/EU, as regards corporate sustainability reporting

“DGSFP”	means the Spanish Dirección General de Seguros y Fondo de Pensiones

“DNB”	means the Dutch Central Bank

“Dutch EGM”	means the extraordinary general meeting of Aegon N.V., to be held on [•], 2023

“Dutch EGM Record Date”	means the record date of the Dutch EGM, being the 28th day prior to the date of the Dutch EGM

“Dutch Legislative Proposal”	means the legislative proposal for the implementation of the Mobility Directive into Dutch law

“Dutch Securities Transactions Act”	means the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer)

“Dutch State Gazette”	means the Dutch state gazette (staatscourant)

“Dutch Trade Register”	means the Dutch trade register (handelsregister)

“EEA”	means the European Economic Area

“EIOPA”	means the European Insurance and Occupational Pensions Authority

“Enterprise Chamber”	means the Enterprise Chamber of the Amsterdam court of appeal

“Euronext Amsterdam”	means the regulated market of Euronext Amsterdam N.V.

“Executive Board”	means Aegon N.V.’s executive board

“General Meeting”	means the general meeting of Aegon

“Joint Guidelines”	means EBA and ESMA Joint Guidelines (revised) on Suitability of members of the management board and key function holders (EBA/GL/2021/06)

“Luxembourg Conversion”	has the meaning as set out in Section 2.3 (Structure of the Redomiciliation)

“Luxembourg Conversion Effective Time”	has the meaning as set out in Section 2.3 (Structure of the Redomiciliation)

“Luxembourg EGM”	means the extraordinary general meeting of Aegon to be held in Luxembourg on or around [•], 2023

“Luxembourg EGM Record Date”	means the record date for the Luxembourg EGM, being the 28th day prior to the date of the
Luxembourg EGM

“Management Board”	means the management board of Aegon

“Memorandum of Association”	means the memorandum of continuance of Aegon Ltd. as it will read upon completion of the Redomiciliation, which will serve as Aegon Ltd.’s memorandum of association

“Mobility Directive”	means Directive (EU) 2019/2121 of the European Parliament and of the Council of November 27, 2019 amending Directive (EU) 2017/1132 as regards cross-border conversions, mergers and divisions

“NAIC”	means the US National Association of Insurance Commissioners

“NYRSs”	means the Aegon N.V. Shares held in New York registry form

“NYSE”	means the New York Stock Exchange

“NYSE Listing Rules”	means the New York Stock Exchange Listed Company Manual

“Pre-Mobility Directive Conversion Provisions”	has the meaning as set out in Section 2.3.7

“Redomiciliation”	means the change in legal domicile of Aegon by means of the cross-border conversion of Aegon N.V. into Aegon S.A. and the subsequent cross-border conversion of Aegon S.A. into Aegon Ltd.

“Share”	means a share in the share capital of Aegon

“Shareholder”	means a shareholder of Aegon

“Shareholder Circular”	means this shareholder circular

“Solvency II Regime”	means the Solvency II Directive and Delegated Regulation as well as implementing standards and guidelines

“Special Cause”	has the meaning ascribed to it in the Voting Rights Agreement

“Supervisory Board”	means Aegon N.V.’s supervisory board

“Trading Day”	means a day on which trading generally occurs on Euronext Amsterdam or NYSE

“Transaction”	means the sale of the Aegon NL Business to be combined with a.s.r.’s business operations in the Netherlands, in return for (i) a cash consideration of EUR 2.5 billion, subject to a downward adjustment of approximately EUR 0.3 billion in relation to a.s.r.’s share issuance of October 28, 2022 and to certain other adjustments and (ii) a 29.99% shareholding in a.s.r.

“Voting Rights Agreement”	means the voting rights agreement between Aegon and Vereniging Aegon, as originally entered into on May 26, 2003 and as available on the Aegon Corporate Website

2	THE REDOMICILIATION

2.1	Introduction

2.1.1

On June 30, 2023, Aegon announced its intention to change its legal domicile to Bermuda. Subsequently, Aegon’s group supervision will change from DNB to the BMA. Upon completion of the Redomiciliation, Aegon’s headquarters will remain in the Netherlands, Aegon will remain a Dutch tax resident and the Common Shares will remain listed on Euronext Amsterdam and NYSE.

2.1.2

Dutch law currently does not facilitate a direct change of the legal domicile of a Dutch public limited liability company (such as Aegon N.V.) to a jurisdiction outside the European Economic Area. In view thereof, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area, and shortly thereafter change its legal domicile to Bermuda. Therefore, the Redomiciliation consists of two principal steps: (i) the Luxembourg Conversion and (ii) the Bermuda Conversion, and requires two General Meetings for the approval and implementation thereof. First, the Dutch EGM will resolve on the Luxembourg Conversion and subsequently the Luxembourg EGM will resolve on the Bermuda Conversion.

2.1.3

This Shareholder Circular provides the background to, the strategic reasons for and the key terms of the Redomiciliation, as well as an explanation of the various voting items relating to the Luxembourg Conversion in the agenda listed under Part II – Redomiciliation. As the Luxembourg Conversion and the Bermuda Conversion cannot be viewed independently of each other and together constitute the Redomiciliation, this Shareholder Circular will also serve to provide Shareholders with the relevant information regarding the Bermuda Conversion to be voted on at the Luxembourg EGM and thus the Redomiciliation as a whole. In addition to this Shareholder Circular, Aegon will submit to the SEC in relation to its listing on NYSE a registration statement on Form F-4 for review by the SEC, and it advises in particular its U.S. Shareholders to carefully review this document once it is declared effective. See “Notice to U.S. Shareholders” on the cover page of this Shareholder Circular.

2.2	Reasons for the Redomiciliation

Background for the Redomiciliation and choice of Bermuda

2.2.1

As a result of the Transaction, the Aegon Group will no longer have a regulated insurance business in the Netherlands. Under the Solvency II Regime, Aegon’s current supervisor, the DNB, can therefore no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda.

2.2.2

Bermuda hosts many respected international insurance companies, including three of Aegon’s subsidiaries. Bermuda’s regulatory regime is well recognized, having been granted equivalent status by the EU under the Solvency II Regime, and by the UK under its own Solvency UK regime. It has also been designated as a qualified jurisdiction and reciprocal jurisdiction by the NAIC. This enables insurance companies that are regulated by the BMA to easily conduct cross-border business. Aegon’s regulated insurance entities in the US, UK, Spain, Portugal and in other jurisdictions will continue to be supervised by their current local regulators. In addition, Aegon’s asset management activities in the Netherlands will continue to be supervised by the AFM and the DNB.

2.2.3

The change of legal domicile to Bermuda allows for continued application of the IFRS framework. In addition to the IFRS framework, Aegon explores the implementation of the US GAAP accounting framework in the medium term to allow for better comparison against US peers and provide long-term strategic flexibility for the Aegon Group. In addition, a change in legal domicile to Bermuda allows Aegon to maintain its headquarters in the Netherlands and remain a Dutch tax resident. Finally, Bermuda is a well-known location for insurance companies, including three of Aegon’s subsidiaries, and has a well-developed corporate law system that fits Aegon’s intended governance, based on international governance standards, going forward.

Effects of the Redomiciliation

Continuation of Aegon

2.2.4

Aegon will retain its legal personality and will continue to exist throughout the Redomiciliation process. All assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A. and subsequently Aegon Ltd. without Aegon being liquidated in the process. Aegon N.V. Shares will become Aegon S.A. Shares and subsequently Aegon Ltd. Shares upon completion of the Redomiciliation and the Shares will at all times continue to be outstanding without interruption and remain listed on Euronext Amsterdam and NYSE throughout the Redomiciliation process.

Group supervision

2.2.5

Following completion of the Transaction, Aegon will no longer have a regulated insurance entity in the Netherlands. After an interim period during which DNB is expected to de facto continue to fulfill the role of group supervisor, DNB will no longer remain Aegon’s group supervisor. After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The key elements of the group supervision as to be exercised by the BMA are set out in Section 3.3 (Post-Redomiciliation Regulatory Framework).

2.2.6

The remaining European regulated insurance entities in the group that are established in the EEA, will remain subject to supervision by their relevant regulators at individual level pursuant to the Solvency II Regime. Aegon’s regulated entities established in other jurisdictions will also remain subject to their relevant regulators at the individual level. In addition, subgroup supervision will be exercised by the UK Prudential Regulatory Authority with respect to entities established in the United Kingdom as subsidiaries of Aegon Europe Holding B.V. on the basis of the relevant provisions of the UK regulatory regime for insurers.

Governance

2.2.7

After the Redomiciliation, Aegon will be subject to Bermuda law and its governance will predominantly be determined by its Bye-Laws and Board Rules, guided by well-recognized and accepted international governance standards. Accordingly, the rights of Shareholders will be determined by Bermuda law and these governing documents. Following the Redomiciliation, Shareholders will continue to hold the same relative equity and voting interests that they currently hold in Aegon. The governance of Aegon Ltd. is described in Chapter 0 (Governance and regulatory framework following the Redomiciliation). The changes in governance resulting from the Redomiciliation are described in the comparison table of governance of Aegon N.V. and Aegon Ltd., included as Annex I (Comparison of governance of Aegon N.V. and Aegon Ltd) to this Shareholder Circular.

Tax consequences

2.2.8

Aegon will remain a Dutch tax resident after the Redomiciliation. Aegon is not pursuing the Redomiciliation for tax reasons. The Dutch dividend withholding tax, corporate income tax and personal income tax treatment of Shareholders after the Redomiciliation is expected to generally remain the same as before the Redomiciliation. A description of key Dutch and U.S. federal income tax considerations of the Redomiciliation is set out in Chapter 4 (Taxation).

Capital management

2.2.9

The changes in legal domicile and group supervision are not expected to have a material impact on Aegon’s capital management framework. Aegon’s capital management approach will continue to focus on capitalization of its operating units, cash capital at the holding level and gross financial leverage. Consequently, the financial targets for 2025 that Aegon provided at its recent capital markets day of June 22, 2023 are unchanged.

2.3	Structure of the Redomiciliation

General overview

2.3.1

Dutch law currently does not facilitate a direct change of legal domicile of a Dutch public limited liability company (such as Aegon) to a jurisdiction outside the European Economic Area. Therefore, Aegon as a practical matter intends to first change its legal domicile to Luxembourg, which is a jurisdiction within the European Economic Area that does facilitate a change of legal domicile to a jurisdiction outside the European Economic Area and shortly thereafter change its legal domicile to Bermuda. As a result, the Redomiciliation comprises various steps. The two principal steps are set out below:

Step 1:	the cross-border conversion of Aegon N.V. into Aegon S.A. (the “Luxembourg Conversion”), which will be resolved upon at the Dutch EGM;

Step 2:	the cross-border conversion of Aegon S.A. into Aegon Ltd. (the “Bermuda Conversion”), which will be resolved upon at the Luxembourg EGM.

2.3.2

Upon the Luxembourg Conversion taking effect (the “Luxembourg Conversion Effective Time”), Aegon will retain its legal personality without interruption and will continue to exist as a Luxembourg company (a Luxembourg société anonyme) governed by the laws of Luxembourg. All assets and liabilities, rights, obligations and other legal relationships of Aegon N.V. will remain with Aegon S.A., and Aegon N.V. will not be liquidated in the process.

2.3.3

Similarly, upon the Bermuda Conversion taking effect (the “Bermuda Conversion Effective Time”), Aegon will retain its legal personality without interruption and will continue to exist as a Bermuda Ltd. governed by the laws of Bermuda. All assets and liabilities, rights, obligations and other legal relationships of Aegon S.A. will remain with Aegon Ltd., and Aegon S.A. will not be liquidated in the process.

2.3.4

At the Luxembourg Conversion Effective Time, all Aegon N.V. Shares will remain issued, and will become Aegon S.A. Shares pursuant to the Luxembourg Conversion. At the Bermuda Conversion Effective Time, all Aegon S.A. Shares will remain issued, and will become Aegon Ltd. Shares. Each Shareholder will eventually hold one Aegon Ltd. Share immediately after the Bermuda Conversion Effective Time for each Aegon N.V. Share held immediately prior to the Luxembourg Conversion Effective Time.

2.3.5

Both the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time are expected to occur on the same day – the day of the Luxembourg EGM – with the Bermuda Conversion Effective Time expected to occur as soon practicable following the Luxembourg Conversion Effective Time. Between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time, should markets be open for trading, the Shares may not be eligible to be traded on Euronext Amsterdam and NYSE. Each Shareholder will eventually hold one Aegon Ltd. Share immediately after the Bermuda Conversion Effective Time for each Aegon N.V. Share held immediately prior to the Luxembourg Conversion Effective Time.

Mobility Directive

2.3.6

The legal framework for cross-border movement of companies in the European Union is currently in the process of being changed. The European Union has adopted the Mobility Directive, which aims at facilitating such cross-border movements. However, the Mobility Directive requires implementation into national law before it takes effect and at the date of the Conversion Proposal, the Mobility Directive had not yet been implemented in Dutch law.

2.3.7

The Dutch Legislative Proposal includes a transitional provision that provides that the legal provisions applicable prior to the entry into force of the Dutch Legislative Proposal (the “Pre-Mobility Directive Conversion Provisions”) shall continue to apply to cross-border conversions for which the conversion proposal has been filed at the office of the Dutch Trade Register prior to the entry into force of the Dutch Legislative Proposal. The Conversion Proposal was filed with the Dutch Trade Register on June 30, 2023, ahead of the implementation of the Dutch Legislative Proposal, as a result of which the Luxembourg Conversion is to be implemented in accordance with the Pre-Mobility Directive Conversion Provisions, irrespective of whether the Luxembourg Conversion takes place before or after the implementation of the Dutch Legislative Proposal. In view thereof, Aegon has implemented a procedure for the Luxembourg Conversion taking into account the Pre-Mobility Directive Conversion Provisions as well as the Dutch Legislative Proposal, both to the extent practicable.

Conversion Proposal and Board Report – Luxembourg Conversion

2.3.8

The Executive Board has prepared and adopted the Conversion Proposal which sets out the proposed terms and conditions of the Luxembourg Conversion. The Conversion Proposal has been filed with the Dutch Trade Register on June 30, 2023 and communicated to the public in the Netherlands through a notice in a nationally distributed newspaper in the Netherlands on July 1, 2023 and the Dutch State Gazette on July 4, 2023. The Conversion Proposal is available at Aegon’s head office at Aegonplein 50, 2591 TV, The Hague, the Netherlands, and the Aegon Corporate Website (www.aegon.com), up to and including the date of the Luxembourg Conversion Effective Time. The Conversion Proposal is included as Annex II (Luxembourg Conversion Proposal) to this Shareholder Circular.

2.3.9

The Executive Board has furthermore adopted the Board Report, explaining the reasons for the Luxembourg Conversion, the anticipated effect on operations and commentary from a legal, economic and social point of view. The Board Report is available at Aegon’s head office at Aegonplein 50, 2591 TV, The Hague, the Netherlands, and at the Aegon Corporate Website (www.aegon.com), up to and including the date of the Luxembourg Conversion Effective Time. The Board Report is included as Annex III (Board Report) to this Shareholder Circular.

Conditions for the Redomiciliation

2.3.10

The Luxembourg Conversion, and therefore the Redomiciliation, will only be implemented if the Executive Board, at its full discretion, resolves to implement the Luxembourg Conversion and the Redomiciliation. The Executive Board will only resolve on the implementation of the Luxembourg Conversion and the Redomiciliation if sufficient proxies and voting instructions approving the required resolutions at the Luxembourg EGM, as determined by the Executive Board at its full discretion, have been obtained from Shareholders for the Luxembourg EGM as set out in Section 2.7 (Decision-making in the Dutch EGM and Luxembourg EGM).

2.3.11

The Bermuda Conversion requires the customary confirmatory approval of the BMA and the Bermuda minister of finance acting through the Bermuda Registrar of Companies that the formalities for changing the legal domicile to Bermuda prescribed by the Bermuda Companies Act have been satisfied. These approvals are expected to be obtained upon registration in Bermuda.

Euronext Amsterdam/NYSE listing

2.3.12

The Common Shares will trade as Aegon N.V. Common Shares until the close of trading on the last Trading Day before the Redomiciliation and as Aegon Ltd. Common Shares on the first Trading Day after the Redomiciliation. The Common Shares will remain listed on Euronext Amsterdam and NYSE throughout the Redomiciliation process and there will be no (re-)admission to trading of Common Shares on Euronext Amsterdam and NYSE. Should the market be open for trading between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time, the Shares may not be eligible to be traded on Euronext Amsterdam and NYSE.

2.3.13

Following the Luxembourg Conversion, Aegon N.V. Shares will remain issued and become Aegon S.A. Shares at the Luxembourg Conversion Effective Time, and Shareholders will from that moment hold Aegon S.A. Shares.

2.3.14

Following the Bermuda Conversion, Aegon S.A. Shares will remain issued and become Aegon Ltd. Shares at the Bermuda Conversion Effective Time, and Shareholders will from that moment hold Aegon Ltd. Shares.

2.3.15

Any trades in Aegon N.V. Common Shares on Euronext Amsterdam (through the systems of Euroclear Nederland) or on NYSE during the period of two Trading Days ending on the day on which the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time occurs, will be settled in the form of Aegon Ltd. Common Shares. Upon completion of the Redomiciliation, it is expected that the identifiers (such as the ISIN) of the outstanding securities and financial instruments issued by Aegon will change. Aegon expects to provide more detail on the changes in identifiers closer to the Bermuda Conversion Effective Time.

2.4	Creditor opposition

2.4.1

As part of the procedure for the Luxembourg Conversion, Aegon facilitates the Creditor Opposition Period, during which any Aegon N.V. Creditor may file a request with the district court of The Hague opposing the Luxembourg Conversion. Creditors, employees and customers of Aegon N.V.’s subsidiaries and other stakeholders are not considered Aegon N.V. Creditors and hence are inadmissible to creditor opposition proceedings. The Luxembourg Conversion will not alter the financial position of Aegon nor the requirement or ability to pay its debts.

2.4.2

In accordance with Dutch law, in the request to the district court of The Hague, an Aegon N.V. Creditor must substantiate (i) that the financial position of Aegon N.V. after the Luxembourg Conversion does not provide the Aegon N.V. Creditor with sufficient safeguards that its claim will be repaid, and (ii) that it has received insufficient additional safeguards from Aegon N.V. that its debt will be paid.

2.4.3	If an Aegon N.V. Creditor has opposed to the Luxembourg Conversion, this may impact if and when the Luxembourg Conversion, and as a result the Redomiciliation, can and will be implemented.

2.4.4

Although the Pre-Mobility Directive Conversion Provisions do not provide for a creditor opposition period, Aegon has decided to facilitate the Creditor Opposition Period. Due to the lack of a statutory basis, however, Aegon cannot guarantee that the district court of The Hague will facilitate creditor opposition proceedings when lodged by Aegon N.V. Creditors.

2.5	Interim Luxembourg governance

2.5.1

As a result of the Redomiciliation consisting of two principal steps: (i) the Luxembourg Conversion and (ii) the Bermuda Conversion, Aegon will be Aegon S.A. for a limited amount of time between the Luxembourg Conversion Effective Time and the Bermuda Conversion Effective Time (which is expected to take place on the same day as the Luxembourg Conversion, as soon as practicable following the Luxembourg Conversion Effective Time).

2.5.2

During this limited time, Aegon S.A. will be governed by Luxembourg law and the Articles of Association will be amended. The amendment of the Articles of Association is annexed as Schedule 1 to the Conversion Proposal. The Articles of Association of Aegon S.A. do not reflect the final governance of Aegon after completion of the Redomiciliation; the post-Redomiciliation governance is reflected in the Bye-Laws, as further explained in Section 3.1.

2.6	No Regulatory Approvals required for the Redomiciliation

As set out in Section 2.3, the Redomiciliation will take place through a two-step cross-border conversion, where each conversion will change the legal form and legal domicile of Aegon by an amendment of its Articles of Association. Upon each conversion, Aegon continues to exist and its assets and liabilities will not be liquidated or transferred. Aegon does not need to be re-established in the respective jurisdiction of destination, i.e. in Luxembourg or Bermuda. As a result, neither the Luxembourg Conversion nor the Bermuda Conversion is expected to require Aegon to obtain a declaration of no objection from the Dutch Central Bank or from other regulators for the acquisition of a qualifying holding in the Aegon regulated entities. Aegon intends to keep the Dutch Central Bank and other relevant regulators informed of the process and timelines for the Redomiciliation. Where applicable, Aegon will timely submit the required pre- and post-notification filings.

2.7	Decision-making in the Dutch EGM and Luxembourg EGM

Dutch EGM

2.7.1

The agenda of the Dutch EGM contains the voting items relating to the Luxembourg Conversion and certain post-Redomiciliation governance aspects. Please also refer to the agenda and explanatory notes to the Dutch EGM as published on the Aegon Corporate Website (www.aegon.com).

2.7.2	The vote on the Luxembourg Conversion will be subject to a two-thirds majority of the votes cast. All other voting items at the Dutch EGM will require a simple majority of votes cast.

2.7.3

Further information relating to the manner in which to register and the requirements to participate in the Dutch EGM, as well as how to vote are set out in the convocation notice for the Dutch EGM, which may be found on the Aegon Corporate Website (www.aegon.com).

Luxembourg EGM

2.7.4

The agenda for the Luxembourg EGM contains a voting item on the Bermuda Conversion, which also includes the change of the name from “Aegon S.A.” to “Aegon Ltd.”, the approval of the Memorandum of Association and the adoption of the Bye-Laws. Please also refer to the agenda and explanatory notes to the Luxembourg EGM as published on the Aegon Corporate Website (www.aegon.com).

2.7.5	The vote on the Bermuda Conversion requires a two-thirds majority of the votes cast and a quorum of half of the issued share capital.

2.7.6

Further information relating to the manner in which to register and the requirements to participate in the Luxembourg EGM as well as how to vote are set out in the convening notice for the Luxembourg EGM, which may be found on the Aegon Corporate Website (www.aegon.com).

Visibility on voting ahead for the Luxembourg EGM

2.7.7

Shareholders are strongly encouraged to cast their votes for the Luxembourg EGM no later than the seventh day prior to the Luxembourg EGM (see Section 2.8 (Expected timetable for the principal events of the Redomiciliation)) in the manner described below. Voting instructions and proxies so provided will be shared with Aegon ahead of the Luxembourg EGM. This will provide the Executive Board and the Supervisory Board with the required visibility on the adoption of the voting items at the Luxembourg EGM ahead of the Luxembourg EGM.

2.7.8

The Executive Board considers it in the interest of Aegon and its stakeholders to prevent that the Luxembourg Conversion is implemented without also thereafter implementing the Bermuda Conversion. Accordingly, if insufficient voting instructions and proxies have been obtained to approve the Bermuda Conversion and the related proposals at the Luxembourg EGM and to satisfy the applicable quorum requirements, the Executive Board will cancel the Luxembourg EGM and will not implement the Luxembourg Conversion. As a result, the Redomiciliation will not be implemented. In such event, Aegon would maintain its legal domicile in the Netherlands and have to re-engage with its College of Supervisors on the implications on group supervision, as the current arrangements assume an interim period followed by the Redomiciliation, with DNB expected to de facto fulfil the role of group supervisor of Aegon for the limited duration of this interim period only. The Executive Board may also resolve at its own discretion to convene a new Luxembourg EGM for a new vote on the Bermuda Conversion.

Vereniging Aegon

2.7.9

The board of Vereniging Aegon, pursuant to the terms of a voting undertaking agreement, dated as of June 29, 2023 between Aegon and Vereniging Aegon, shall recommend its members to instruct the board of Vereniging Aegon to vote (i) all of its Aegon N.V. Common Shares and Common Shares B (based on one vote per 40 Aegon N.V. Common Shares B), representing approximately 17.0% of the voting rights in Aegon N.V., in favor of the Luxembourg Conversion at the Dutch EGM and (ii) all of its Aegon S.A. Common Shares and Aegon S.A. Common Shares B in favor of the Bermuda Conversion at the Luxembourg EGM (based on one vote per 40 Aegon S.A. Common Shares B) representing approximately 17.0% of the voting rights in Aegon S.A.

2.8	Expected timetable for the principal events of the Redomiciliation

The dates and times given are indicative only and are based on current expectations and may be subject to change. In particular, should completion of the Transaction be delayed, this could create a delay in the timetable for the Redomiciliation. In addition, other factors outside Aegon’s control, including delay in the SEC’s review of the Form F-4, may create significant delays in the timetable for the Redomiciliation or certain steps thereof or require Aegon to change the period between certain steps. If any of the stated times and/or dates change, the revised times and/or dates will be announced by Aegon in due course.

Principal events	Expected time and/or date
Publication of the Conversion Proposal	June 30, 2023

Formal announcement of the filing of the Conversion Proposal	July 1, 2023

First day Creditor Opposition Period	July 2, 2023

Last day of the Creditor Opposition Period	August 1, 2023

Convocation of the Dutch EGM and the Luxembourg EGM	[•], 2023

Dutch EGM Record Date	[•], 2023

Luxembourg EGM Record Date	[•], 2023

Latest time Shareholders may vote through the e-voting system for the Dutch EGM	23:59 (CET) on [•], 2023

Latest time for receipt of a power of attorney issued by a Shareholder for the Dutch EGM	18:00 (CET) on [•], 2023

Latest time Shareholders can vote through the e-voting system for the Luxembourg EGM	23:59 (CET) on [•], 2023

Latest time for receipt of a power of attorney issued by a Shareholder for the Luxembourg EGM	18:00 (CET) on [•], 2023

Opening Dutch EGM	[14:00] (CET) on [•], 2023

Opening Luxembourg EGM	[10:00] (CET) on [•], 2023

Luxembourg Conversion Effective Time	expected [•] (CET) on [•], 2023

Bermuda Conversion Effective	expected 23:30 (CET) at the latest

Time	on [•], 2023

3	GOVERNANCE AND REGULATORY FRAMEWORK FOLLOWING THE REDOMICILIATION

This Chapter 0 (Governance and regulatory framework following the redomiciliation) provides a description on the proposed governance and the regulatory framework following the Redomiciliation, as well as a description of the position of Vereniging Aegon following the Redomiciliation.

3.1	Post-Redomiciliation Governance

3.1.1	After the Redomiciliation, Aegon, as a Bermuda Ltd., will be subject to Bermuda law and its governance will predominantly be determined by Bermuda law, its Bye-Laws and its Board Rules.

3.1.2	In preparing the Bye-Laws and the Board Rules, Aegon has taken into account the following guiding principles:

•	to continue to take into account the interests of Aegon and all its stakeholders;

•	to apply international governance standards that are well-recognized and accepted; and

•

to preserve the current governance principles of Aegon, including the appropriate checks and balances, and to take into account the existing framework of Shareholder rights to the extent possible and practical in view of the Redomiciliation, and where appropriate in the context of Aegon’s international footprint.

3.1.3	Pursuant to these guiding principles, the proposed governance structure of Aegon Ltd. is intended to support and strengthen Aegon’s position as an international company.

3.1.4

Following the Redomiciliation, Aegon will have a single tier board consisting of one executive member – the CEO – and eight non-executive members. Aegon’s current Supervisory Board members will be the non-executive directors and Aegon’s CEO, Lard Friese will join the board as the executive director. Matt Rider will continue his role as Aegon’s CFO as a member of the Group’s executive committee, together with the members of Aegon’s current Management Board.

3.1.5

Subject to the provisions of the Companies Act and the Bye-Laws, the Board manages and conducts the business of Aegon Ltd. and is responsible for the general affairs of the Company, which includes setting the strategy of the Company. The non-executive members of the Board have an overall advisory and supervisory duty. The executive member(s) of the Board will be primarily charged with, through a delegation of such authority by the Board, Aegon Ltd.’s day-to-day operations and the developing, proposing to the Board and implementing of Aegon’s strategy.

3.1.6

Following the Redomiciliation, the Board will have four committees, comprising of Non-Executive Directors: the Audit Committee, the Risk Committee, the Nomination and Governance Committee and the Compensation and Human Resource Committee.

3.1.7

The General Meeting appoints the executive and non-executive members of the Board. If the appointment of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital. Members of the Board will be appointed for a term of not more than four years. A term limit of a total of 12 years applies to non-executive directors. However, for an individual case and by way of exception, the Board may, in the interest of Aegon Ltd., decide to deviate from the term limit. If the removal or suspension of a member of the Board is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

3.1.8

Shareholders of Aegon Ltd. representing at least 1% of the issued capital or 100 or more Shareholders jointly will have the right to request one or more items to be added to the agenda of a General Meeting. Shareholders representing at least 10% of the paid-up share capital may request a General Meeting. An amendment of the Bye-Laws of Aegon Ltd., setting out the governance structure of Aegon Ltd., will require the approval of the General Meeting.

3.1.9

In accordance with Bermuda law, the Board will be authorized to issue Aegon Ltd. Shares up to Aegon Ltd.’s authorized capital. In view thereof, the authorized capital of Aegon Ltd. will be reduced following the Redomiciliation to limit the available scope for issuances of Aegon Ltd. Shares. Furthermore, any issue of Aegon Ltd. Shares exceeding 10% of Aegon Ltd.’s issued share capital, requires a resolution of the General Meeting, unless the Board determines that the issuance of shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon Ltd. As a result, for instance, any transaction which would require the issuance of more than 10% of Aegon Ltd.’s issued share capital will require shareholder approval, even though under Bermuda law there is no requirement of shareholder approval for major transactions.

3.1.10

Under Bermuda law, the Board approves the annual accounts. However, the Board will present and discuss the annual accounts and its Board report with Shareholders annually at the Aegon Ltd. annual general meeting.

3.1.11

As a Bermuda Ltd., Aegon is committed to continue to consider the interests of all its stakeholders. Under Bermuda law, the members of the Board owe a fiduciary duty to Aegon to act in good faith in their dealings with or on behalf of Aegon and exercise their powers and fulfil the duties of their office honestly. The Bye-Laws, similar to the current statutory duties of the members of the Executive Board and Supervisory Board, stipulate that the Board shall take into account, among other matters, the long-term consequences of decisions, sustainability, Aegon’s reputation and the interest of all corporate stakeholders, including, amongst others, Shareholders, Aegon’s employees, business relations, policyholders, relations with regulators, creditors and other groups, directly or indirectly, influenced by the business of Aegon.

3.1.12

Aegon will continue to embed sustainability, inclusion and diversity within its company strategy, through the integration of environmental, social and governance (ESG) criteria in its policy and business conduct. Aegon will remain committed to a responsible way of doing business and will continue to seek to balance the increasing expectations in this respect on the part of stakeholders, including Shareholders, policyholders, customers, creditors, employees, business partners, and the wider community. The policies of Aegon relating to ESG matters that are currently in place for Aegon N.V. (as available on its website under https://www.aegon.com/sustainability/stakeholder-value), will continue to be in place for Aegon upon the Redomiciliation. They may be amended from time to time going forward to take into account international ESG standards and potential further changes in Aegon’s businesses. Furthermore, due to its continued listing on Euronext Amsterdam, Aegon will continue to be subject to the CSRD and its reporting requirements, ensuring substantial insight into Aegon’s corporate sustainability progress, once these come into effect.

3.1.13

In addition, Aegon remains committed to strengthening inclusion and diversity and ensuring its inclusion and diversity statement permeates all areas and levels of the Aegon Group. Aegon will continue to have an inclusion and diversity policy setting out diversity requirements and targets applicable to the Aegon Ltd. Board. Aegon will continue to adhere to the objectives regarding inclusion and diversity, as these may evolve from time to time going forward to reflect emerging best practices and standards in the jurisdictions in which the Aegon Group is active. As part of Aegon’s diversity policy, it will continue to strive for female and male representation on the Board of at least one-third of its members.

3.1.14

Aegon acknowledges the importance of maintaining appropriate remuneration of the Board and management of Aegon. Aegon intends to abide by remuneration guidelines that take into account Aegon’s international footprint and that are reflective of international market practices in respect of remuneration. In accordance with the Bye-Laws, these remuneration guidelines are adopted by the Board. Aegon’s current remuneration policy that came into effect on January 1, 2020, will continue to apply to Aegon’s executive director and non-

executive directors, respectively, after the Redomiciliation until the end of the four-year term of the current policy on December 31, 2023. The Board will undertake a comprehensive evaluation of the remuneration structure for Aegon’s executive and non-executive directors, including a consultation of Shareholders, to arrive at the new remuneration guidelines that will come into effect on January 1, 2024.

3.1.15

To ensure appropriate checks and balances in relation to the remuneration of the Board, Shareholders will be offered an annual advisory vote in respect of the past year’s remuneration report, which report shall include the appropriate disclosure on the past year’s remuneration of the individual members of the Board. Aegon will take into account the outcome of an advisory vote in an appropriate manner and engage with Shareholders. Aegon will reflect on the outcome of these engagements in future remuneration reports.

3.1.16

As Aegon will continue to be listed on Euronext Amsterdam and NYSE, Aegon will continue to comply with the rules and regulations that apply to it by virtue of its listing on Euronext Amsterdam and those of the SEC applicable to foreign private issuers listed on a U.S. stock market, such as NYSE. As a Bermuda Ltd., however, the Dutch Corporate Governance Code will no longer apply to Aegon and Aegon will also not voluntary apply the Dutch Corporate Governance Code.

3.1.17

A description of the main elements of Aegon Ltd.’s envisaged governance as well as a comparison to Aegon N.V.’s current governance is included in the governance comparison table, included as Annex I (Comparison of governance of Aegon N.V. and Aegon Ltd) to this Shareholder Circular. In addition, the Bye-Laws are included as Annex IV (Bye-Laws).

3.2	Position of Vereniging Aegon

3.2.1

Vereniging Aegon is Aegon’s largest shareholder, holding 33.6% of the issued share capital of Aegon, and exercising in ordinary course 17.0% of the voting rights in Aegon, except in the event of a Special Cause, in which case Vereniging Aegon may exercise the voting rights corresponding to its shareholding, up to 32.6%. Pursuant to the 1983 Amended Merger Agreement and the Voting Rights Agreement, entered into between Aegon and Vereniging Aegon, certain voting arrangements are in place, as set out in more detail in the Section “Major Shareholders” in Aegon’s annual report.

3.2.2

Given the importance of Vereniging Aegon as a stakeholder of Aegon and its purpose to ensure a balanced representation of the direct and indirect interests of Aegon and of companies with which Aegon forms a group, of insured parties, employees, shareholders and other related parties of these companies, Aegon considers it important that the position of Vereniging Aegon is maintained.

3.2.3

Accordingly, following the Redomiciliation, the governance position of and arrangements with Vereniging Aegon are intended to remain materially unchanged. The current voting arrangements with Vereniging Aegon will be continued, under the Voting Rights Agreement and the Amended 1983 Merger Agreement as well as under the Bye-Laws, with only limited changes to reflect Bermuda law and the relevant provisions of the Bye-Laws. The amended Voting Rights Agreement and the Amended 1983 Merger Agreement are included as Annex VI (Amended Voting Rights Agreement and Amended 1983 Merger Agreement).

3.3	Post-Redomiciliation Regulatory Framework

Supervisory framework and qualification

3.3.1

As a result of the Transaction, there will be no remaining insurance or reinsurance entities of Aegon established in the Netherlands. Insurance presence in the European Union will be limited to Aegon’s insurance activities in Spain and Portugal. The updated group structure following the Transaction will have an impact on the regulatory framework applicable to the Aegon Group, which is currently subject to the Solvency II Regime and has DNB as its group supervisor.

3.3.2

In the interim period between the closing of the Transaction and the Redomiciliation, the DGSFP is allocated the role of group supervisor in accordance with the Solvency II Regime. The DGSFP, in cooperation with DNB and after informing EIOPA, is expected to delegate the tasks and responsibilities pertaining to its role as group supervisor to DNB for a predefined time period, which is expected to cover duration of the interim period. This would allow DNB to de facto continue its group supervision of Aegon until completion of the Redomiciliation on the basis of this delegation arrangement. The delegation arrangement between DNB and the DGSFP will provide a temporary solution for group supervision. Should the Redomiciliation not be implemented or take longer than currently expected, Aegon will have to re-engage with its College of Supervisors on the implications on group supervision as the current envisaged arrangements assume a limited duration of the interim period between the Transaction and the Redomiciliation and therefore of the exercise of de facto group supervision by DNB on the basis of the delegation arrangement (see also Section 2.7.8).

3.3.3

After the Redomiciliation, the Solvency II Regime will remain applicable to the local remaining insurance entities in the EEA, being the Spanish and Portuguese insurance entities. As Bermuda is deemed equivalent from a Solvency II Regime perspective, the college of supervisors of Aegon will refer to the BMA for the exercise of group supervision, as a result of which only single-entity level Solvency II Regime supervision will remain in respect of Aegon’s regulated EEA insurance entities. In addition, Aegon Europe Holding B.V. and its UK subsidiaries will be subject to subgroup supervision of the UK Prudential Regulation Authority. At overall Aegon Group level, i.e. from Aegon’s top holding company downwards (following the Redomiciliation, Aegon Ltd.), group supervision will be exercised by the BMA and, accordingly, the relevant Bermuda laws and regulations concerning group supervision will apply at the consolidated level.

3.3.4

The Bermuda Insurance Act 1978 and related regulations, which are reflective of international developments and the principles for insurance group supervision by the International Association of Insurance Supervisors (IAIS), provide the BMA with broad authority in its role as group supervisor in order to, amongst other things, (i) coordinate the gathering of information and dissemination of relevant or essential information for going concerns and emergency situations (including information which is important for the supervisory task of other competent authorities), (ii) review and assess the financial situation of the group, (iii) assess the compliance with the rules on solvency and on risk concentration and intragroup transactions of the group, (iv) assess the system of governance of the group, (v) plan and coordinate supervisory activities in cooperation with other competent authorities concerned, (vi) coordinate any enforcement action against the group and its members and (vii) plan and coordinate meetings of the college of supervisors of the Aegon group. At the level of individual regulated subsidiaries, there will be no change in the applicable regulatory regime and legal requirements as a result of the Redomiciliation of Aegon’s top holding company.

3.3.5

Aegon is expected to retain its designation as an Internationally Active Insurance Group in accordance with the principles of the ComFrame and will continue to engage with the global IAIS and ComFrame.

Aegon’s post-Redomiciliation capital management framework

3.3.6

The change in group supervision will not have a material impact on Aegon’s capital management approach, which will continue to focus on the capitalization of its operating units, Cash Capital at the Holding and gross financial leverage.

3.3.7

Aegon expects its group solvency ratio and surplus under the Bermuda solvency framework to be broadly in line with that under the Solvency II Regime during a transition period until the end of 2027. The method to translate Transamerica’s capital position into the group solvency position will also be similar to the current methodology. After the transition period, Aegon will fully adopt the Bermudian solvency framework.

3.3.8

Aegon anticipates that its debt instruments that are currently grandfathered under the Solvency II Regime will remain so until the end of 2025. In addition, Aegon’s debt instruments will continue to be subject to existing triggers for mandatory deferral or cancellation of interest payments or conversion into equity, based on the group solvency ratio.

3.3.9

Aegon’s future debt structure and refinancing decisions will remain primarily driven by economic considerations, taking into account investor expectations, market circumstances, regulatory requirements, and rating agency considerations.

4	TAXATION

4.1	Introduction

4.1.1

Aegon is not pursuing the Redomiciliation for tax reasons. This Chapter 4 is intended as a general description of certain Dutch and U.S. federal tax consequences for Aegon and Shareholders in respect of the Redomiciliation. The statements below are based on current law, policy and practice, which are each subject to change at any time, possibly with retroactive and retrospective effect. Furthermore, the discussion below is not exhaustive and relates only to certain tax consequences of the Redomiciliation. Shareholders should consult their tax advisors regarding the tax consequences of the Redomiciliation.

4.2	Dutch tax consequences to Shareholders after completion of the Redomiciliation

The Dutch dividend withholding tax, corporate income tax and personal income tax treatment of Shareholders after the Redomiciliation is expected to generally remain the same as before the Redomiciliation.

4.3	Dutch tax consequences to Aegon and its Shareholders of the Redomiciliation

4.3.1

Aegon is of the view that the Luxembourg Conversion is not a taxable event for Aegon and its Shareholders for Dutch corporate income tax, Dutch dividend withholding tax and Dutch personal income tax purposes. Support for this view may be found in paragraph 11.1 of the updated Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, which approves, to the extent needed to address any uncertainty, that a cross-border conversion of a Dutch public company (naamloze vennootschap) shall not be treated as a taxable event if it is converted in a foreign entity (i) governed by the laws of a Member State of the European Union or EEA, (ii) having its registered office, central administration or principal place of business within the European Union or EEA; and (iii) sufficiently similar to a Dutch public company (naamloze vennootschap) or limited liability company (besloten vennootschap).

4.3.2

Aegon is furthermore of the view that the subsequent Bermuda Conversion is not a taxable event for Aegon and its Shareholders for Dutch corporate income tax, Dutch dividend withholding tax and Dutch personal income tax purposes. Support for this view may be found in paragraph 10.1 of the updated Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, which provides that no taxable event occurs for Dutch tax purposes if, in the case of a conversion of a company governed by foreign law into another company governed by foreign law, the existence of that company is not terminated and there is no transfer of assets or liabilities.

4.4	U.S. federal tax consequences to Aegon and its Shareholders of the Redomiciliation

4.4.1

The Redomiciliation will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code. Under such treatment, a U.S. holder will not recognize any gain or loss solely as a result of the Redomiciliation, will have the same tax basis in each of its Shares following the Redomiciliation as the U.S. holder had immediately prior to the Redomiciliation, and will have a holding period in each of its Shares following the Redomiciliation that includes the U.S. holder’s holding period in such Shares immediately prior to the Redomiciliation.

4.4.2	The U.S. federal income tax treatment to Shareholders after the Redomiciliation is expected to generally remain the same as before the Redomiciliation.

5	RISK FACTORS

5.1	Introduction

5.1.1

Before Shareholders vote on the Redomiciliation, they should carefully consider the following risk factors in addition to the other information contained in this Shareholder Circular. Additional risk factors related to Aegon, Aegon’s business and the ownership of Shares can be found in the section “Risk factors Aegon N.V.” of Aegon’s annual report.

5.2	Risks relating to the Redomiciliation

Currently, rights of Shareholders are governed by the laws of the Netherlands and the Articles of Association, while following the Redomiciliation, rights of Shareholders will be governed by the laws of Bermuda and the Bye-Laws, and accordingly certain rights of Shareholders will change as a result of the Redomiciliation, which may adversely affect the position of Shareholders

5.2.1

Following the Redomiciliation, the Memorandum of Association and the Bye-laws will be the constitutive documents of Aegon. These new constitutive documents and Bermuda law will contain provisions that differ from those included in the Articles of Association and the laws of the Netherlands and, therefore, certain rights as a shareholder of Aegon Ltd. may differ materially from the rights currently possessed as a shareholder of Aegon N.V. For example, under Dutch law, Shareholders have statutory pre-emptive rights with respect to the issuance of Shares of the same class (unless such pre-emptive rights have been excluded, as the General Meeting currently typically authorizes on an annual basis); Bermuda law, however, does not offer pre-emptive rights unless such preemptive rights are granted pursuant to the Bye-Laws or agreed contractually. Also, under Dutch law, the general meeting decides on the issuance of Shares (unless the Board has been authorized by the general meeting to do so, as the General Meeting currently typically authorizes on an annual basis), whereas, under Bermuda law, the Board may decide on Share issuances without Shareholder approval, subject to there being sufficient unissued authorized share capital. In addition, although the Bye-Laws provide for a mandatory public offer regime, Dutch law mandatory public offer rules will not apply to Aegon. Furthermore, the Dutch Corporate Governance Code will no longer apply to Aegon and Aegon does not intend to apply the Dutch Corporate Governance Code voluntarily as its governance will be based on international governance standards, reflecting the international footprint of Aegon’s business, as described in Section 3.1. See Annex I (Comparison of Aegon N.V. and Aegon Ltd. governance) for a description of the material differences between the governance of Aegon N.V. under the Articles of Association and the laws of the Netherlands, compared to the governance of Aegon Ltd. under the Memorandum of Association and Bye-Laws and the laws of Bermuda. Such differences and other changes in the applicable law and Aegon’s constitutive documents may adversely affect the position of Shareholders.

The Redomiciliation may not be implemented or may not be implemented in a timely manner

5.2.2

Completion of the Redomiciliation is contingent on factors and circumstances of which some are not, or not completely, within the control of Aegon. As a result, the Redomiciliation may not be implemented or may not be implemented according to the timeline as currently foreseen by Aegon and as included in Section 2.8 (Expected timetable for the principal events of the Redomiciliation), including as a result of the following factors and circumstances:

•

the Redomiciliation requires approval by Shareholders. As part of the Redomiciliation, Shareholders may vote on the Luxembourg Conversion and on the Bermuda Conversion, in the Dutch EGM and in the Luxembourg EGM, respectively. There is no guarantee that Shareholders will vote in favor of the Luxembourg Conversion or of the Bermuda Conversion and Shareholders may first vote in favor of the Luxembourg Conversion but then still vote against the Bermuda Conversion. Both votes require a two-thirds majority of the votes cast, and in addition, for the Bermuda Conversion a quorum of half of the issued share capital applies. If sufficient Shareholders vote against the Luxembourg Conversion and/or the Bermuda Conversion and/or the applicable quorum is not met, the Redomiciliation will not be implemented;

•

Aegon N.V. Creditors may during the Creditor Opposition Period object to the Redomiciliation (as set out in Section 2.4 (Creditor opposition)). Although Aegon believes the Redomiciliation will not prejudice the position of its creditors and accordingly that any such objections would be without merit, exercise of creditor opposition rights may delay or frustrate implementation of the Redomiciliation;

•	the implementation of the Redomiciliation may be subject to litigation on any grounds, which may delay or otherwise frustrate the implementation of the Redomiciliation;

•

although neither the Luxembourg Conversion nor the Bermuda Conversion is expected to require Aegon to obtain a declaration of no objection from the Dutch Central Bank or from other regulators for the acquisition of a qualifying holding in the Aegon regulated entities (as set out in Section 2.6 (No Regulatory Approvals required for the Redomiciliation)), regulators may take a different view. If any regulator would assert that regulatory approval is nevertheless required for the implementation of the Redomiciliation and such approval is not forthcoming, this may delay or, ultimately, prevent the implementation of the Redomiciliation; and

•

in relation to the listing on NYSE, a registration statement on Form F-4 is being prepared, which is to be declared effective by the SEC. If such effectiveness of the Form F-4 is not forthcoming, this may delay or, ultimately, prevent the implementation of the Redomiciliation.

5.2.3

In addition, Aegon may also decide to implement the Redomiciliation at another time than currently envisioned. In addition, the Executive Board in its discretion may decide to not implement the Redomiciliation at all.

As a result of the Transaction, and upon the Redomiciliation, Aegon expects to no longer be subject to group supervision by DNB under Solvency II and instead become subject to the supervision of the BMA

5.2.4

After consulting the members of the college of supervisors, the BMA has informed Aegon that the BMA will become its group supervisor if Aegon were to transfer its legal seat to Bermuda. The capital requirements that apply and the monitoring thereof at group level may be subject to change over time. Any additional risks associated with the regulated entities’ membership of the insurance group may be mitigated by imposing additional requirements at the individual level of the relevant insurance entities. The Solvency II Regime will continue to apply to the European insurance entities of the Aegon Group at individual level. At the level of other individual regulated subsidiaries, Aegon’s regulated entities may be subject to additional requirements in accordance with the relevant jurisdiction’s local regulatory framework. The change in regulatory regime involves uncertainty as to the implications and adapting to such new regime may lead to substantial costs and require substantial time spent by Aegon’s management, which may adversely affect Aegon and its business.

Changes in facts, law, policy or practice may result in adverse tax consequences to Aegon and its Shareholders in relation to the Redomiciliation and Aegon Ltd. going forward

5.2.5

Certain aspects of the tax treatment of the Redomiciliation and Aegon Ltd. going forward depend on determinations of facts and interpretations of applicable tax laws for which no clear precedent or authority is available. Relevant tax laws, and case law, policies and practices on their application and interpretation are continuously under review and are subject to change, which may result in new or revised interpretation or application of relevant statutory provisions, statutory changes, revisions to regulations, policies and decrees, including the Dutch tax Decree on the conversion of legal entities (Besluit omzetting rechtspersonen) dated April 14, 2022, and other modifications. The expected tax treatment of the Redomiciliation and Aegon Ltd. going forward may be modified by administrative, legislative or judicial interpretation or changes at any time, and any such action may apply on a retroactive or retrospective basis. This could lead to additional taxes to be paid by Aegon Ltd. and consequently, Aegon Ltd. may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations or assessments which may be time-consuming and expensive.

5.2.6

Aegon Ltd. will seek to maintain its management and organizational structure in such a manner that its place of effective management would be in the Netherlands for Dutch tax law purposes. However, the determination of whether Aegon Ltd. has a presence for relevant tax purposes in a jurisdiction other than the Netherlands, is largely a question of fact, based on all relevant circumstances. Further, eligibility to relief from source taxation (such as withholding taxes) under relevant tax treaties or domestic tax law may be subject to further conditions. Changes to applicable facts and circumstances may have a bearing on the determination whether Aegon Ltd. has a presence for relevant tax purposes in a jurisdiction other than the Netherlands and/or eligibility to relief under any tax treaty or domestic tax law.

The Redomiciliation may result in adverse tax consequences to the Shareholders

5.2.7

The Redomiciliation may result in adverse tax consequences to Shareholders and hence Shareholders and especially Shareholders which are resident for tax purposes in jurisdictions other than the Netherlands or the United States should consult their tax advisors regarding the tax consequences of the Redomiciliation.

The Redomiciliation may have an adverse effect on trading, liquidity and the price of the Common Shares on the stock exchange, as some Shareholders may not wish to hold shares of a Bermuda issuer or be invested in Aegon without its Dutch business following the Transaction, and this could negatively affect trading, liquidity and the price of the Common Shares

5.2.8

As a result of the Redomiciliation, Aegon will have its legal domicile in Bermuda. Certain Shareholders may pursuant to their investment policies not be able to, or otherwise wish not to, hold or invest in shares of a Bermuda issuer. In addition, some Shareholders may sell their Common Shares upon the Transaction closing, all of which may, as a result, have an adverse effect on trading, liquidity and the price of the Common Shares.

6	RECOMMENDATION TO SHAREHOLDERS

The Executive Board and the Supervisory Board considered the financial and non-financial aspects of the Redomiciliation in consultation with their advisors. The Executive Board and the Supervisory Board, having duly considered the relevant strategic, economic, financial and social aspects, have concluded that the Redomiciliation is in the interest of Aegon and its stakeholders and promotes the sustainable success of Aegon’s business. The Executive Board and the Supervisory Board unanimously recommend that the shareholders of Aegon vote in favor of the Luxembourg Conversion and other voting items at the Dutch EGM, vote in favor of the Bermuda Conversion at the Luxembourg EGM and timely issue their voting proxies for the Luxembourg EGM, all in order to ensure implementation of the Redomiciliation.

7	DISCLAIMER AND OTHER IMPORTANT INFORMATION

Forward-looking statements

This Shareholder Circular contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the Redomiciliation. By their nature, forward-looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements. See “Forward-Looking Statements” beginning on page 448 of Aegon’s 2022 Annual Report on Form 20-F for more details about forward-looking statements and their limitations.

“No Offer”

This Shareholder Circular does not constitute, or form part of, an offer to sell, or a solicitation of an offer to purchase, any securities in the United States of America (including its territories and possessions, any state of the United States of America and the District of Columbia) or elsewhere.

Presentation of information

The information included in this Shareholder Circular reflects the situation as at the date of this Shareholder Circular, unless specified otherwise. The publication of this Shareholder Circular shall under no circumstances imply that the information contained herein is accurate and complete as of any time after the date of this Shareholder Circular, or that there has been no change in the intentions or expectations of (the Executive Board and/or the Supervisory Board of) Aegon in relation to the strategic decision to undertake the Redomiciliation since the date of this Shareholder Circular or any matter related thereto. The foregoing does not affect the obligation of Aegon to make a public announcement pursuant to applicable laws.

Annex I	Comparison of Aegon N.V. and Aegon Ltd. governance

Pursuant to the Redomiciliation, the Memorandum of Association and the Bye-Laws will replace the Articles of Association as the constitutive document of Aegon and Aegon will become subject to Bermuda law. The Memorandum of Association is included as Annex V (Memorandum of Association) and the Bye-Laws are included as Annex IV (Bye-Laws) to this shareholder circular.

The table summarizes the main elements of the governance of Aegon N.V. and the governance of Aegon Ltd. following the Redomiciliation. The summary as set forth herein is qualified in its entirety by reference to the full text of the Articles of Association (with regard to Aegon N.V.) and the Memorandum of Association and Bye-Laws (with regard to Aegon Ltd.). This summary does not constitute legal advice and should not be regarded as such.

Capitalized terms have the meaning ascribed thereto in the glossary included in the Shareholder Circular.

Aegon N.V.	Aegon Ltd.

Authorized share capital

The authorized share capital of Aegon N.V. is included in the Articles of Association and consists of:

•  6,000,000,000 common shares; and

•  3,000,000,000 common shares B,

each with a nominal value of EUR 0.12.

The Aegon N.V. Common Shares B profit rights are one fortieth (1/40th) of the Aegon N.V. Common Shares. Both the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B have one vote per share.

The authorized share capital of Aegon Ltd. is included in the Memorandum of Association and consists of:

•  4,000,000,000 common shares; and

•  2,000,000,000 common shares B,

each with a par value of EUR 0.12.

The Aegon Ltd. Common Shares B profit rights are one fortieth (1/40th) of the Aegon Ltd. Common Shares. Both the Aegon Ltd. Common Shares and the Aegon Ltd. Common Shares B have one vote per share.

Aegon N.V.	Aegon Ltd.

Issue of shares

Upon proposal of the Executive Board, which proposal has been approved by the Supervisory Board, the General Meeting may issue Aegon N.V. Shares and grant rights to acquire Aegon N.V. Shares and may also authorize the Executive Board to do so. An Executive Board resolution to issue Aegon N.V. Shares or to grant rights to acquire Aegon N.V. Shares is subject to Supervisory Board approval.

Aegon N.V. Shares may be issued up to the amount of the authorized share capital.

A resolution to issue Aegon N.V. Common Shares B requires the approval of the meeting of holders of Aegon N.V. Common Shares B.

Currently, the Executive Board is typically authorized by the General Meeting on an annual basis to, subject to the prior approval of the Supervisory Board, issue Aegon N.V. Common Shares or grant rights to acquire Aegon N.V. Common Shares (i) up to 10% of the issued share capital and (ii) up to 25% of the issued share capital in connection with a rights issue.

The Board is authorized to issue Aegon Ltd. Shares for a nominal amount of less than 10% of Aegon Ltd.’s issued share capital. Any issuance of Aegon Ltd. Shares for a nominal amount of 10% or more of Aegon Ltd.’s issued share capital requires the approval of the General Meeting, unless (i) the Board determines that the issuance of Aegon Ltd. Shares is necessary or conducive for purposes of safeguarding, conserving or strengthening the capital position of Aegon Ltd or (ii) such Aegon Ltd. Shares are issued to a person exercising a previously granted right to subscribe for shares.

Aegon Ltd. Shares may be issued up to the amount of the authorized share capital.

The issuance of Aegon Ltd. Common Shares B requires the prior approval of the meeting of holders of Aegon Ltd. Common Shares B.

Pre-emptive rights

Under Dutch law and the Articles of Association, Shareholders have mandatory pre-emptive rights with respect to the issuance of Aegon N.V. Shares of the same class.	Under Bermuda law, a holder of Aegon Ltd. Common Shares does not have mandatory pre-emptive rights upon the issuance of Aegon Ltd. Shares. Pursuant to the Bye-Laws, the Board may resolve to grant pre-emptive rights at the occasion of an issuance of Aegon Ltd. Common Shares.

Aegon N.V.	Aegon Ltd.

Upon proposal of the Executive Board, which proposal has been approved by the Supervisory Board, the General Meeting may limit/exclude pre-emptive rights and may also authorize the Executive Board to do so. The resolution of the General Meeting requires a majority of not less than two-thirds of the votes cast if less than one-half of the issued share capital is represented at the meeting.

Currently the Executive Board is typically authorized by the General Meeting on an annual basis to, subject to the prior approval of the Supervisory Board, restrict or exclude pre-emptive rights in relation to an issuance of Aegon N.V. Common Shares or grant rights to acquire Aegon N.V. Common Shares for a period of 18 months (i) up to 10% of the issued share capital and (ii) up to 25% of the issued share capital in connection with a rights issue.

Pursuant to the Bye-Laws, a holder of Aegon Ltd. Common Shares B has pre- emptive rights with respect to the issuance, allotment or offer of Aegon Ltd. Common Shares B.

Repurchase of shares

The General Meeting may authorize the Executive Board to repurchase Aegon N.V. Shares. The repurchase of Aegon N.V. Shares is subject to certain restrictions pursuant to the Articles of Association and Dutch law.

Furthermore, repurchases of Aegon N.V. Shares are only permitted to the extent the applicable regulatory requirements are met.

The Board is authorized, subject to certain restrictions of Bermuda law and the Bye-Laws, to repurchase Aegon Ltd. Shares.

Furthermore, repurchases of Aegon Ltd. Shares are only permitted to the extent the applicable regulatory requirements are met.

Aegon N.V.	Aegon Ltd.

Reduction of share capital

Aegon N.V. may, subject to certain restrictions of Dutch law and the Articles of Association, reduce its issued share capital by lowering the nominal value of the Aegon N.V. Shares, by cancelling Aegon N.V. Shares held in treasury or by cancelling all Aegon N.V. Common Shares B.

The General Meeting may, at the proposal of the Executive Board, which proposal has to be approved by the Supervisory Board, resolve to reduce the issued share capital which requires a majority of not less than two-thirds of the votes cast if less than one-half of the issued share capital is represented at the meeting.

Reducing the issued share capital of Aegon N.V. Common Shares B also requires the approval of the meeting of holders of Aegon N.V. Common Shares B.

Aegon Ltd. may, subject to certain restrictions of Bermuda law and the Bye-Laws, reduce its paid-up share capital in any way, including by:

a)  extinguishing or reducing the liability on any of its shares in respect of capital not paid up;

b)  cancelling any paid-up capital that is lost or unrepresented by available assets; or

c)  either with or without reducing the number of such shares, paying off any paid-up capital that is in excess of the requirements of the company.

A reduction of paid-up share capital requires approval by the Board and the General Meeting.

Reducing the paid-up share capital of Aegon Ltd. Common Shares B also requires the approval of the meeting of holders of Aegon Ltd. Common Shares B.

Board structure and number of Board members

Aegon N.V. has a two-tier board structure, comprising the Executive Board and the Supervisory Board.

The Executive Board is responsible for the day-to-day management and strategy of the company, under the supervision of the Supervisory Board.

The Supervisory Board determines the number of Executive Board members.

Aegon Ltd. has a single tier board structure, comprising executive directors and non-executive directors.

Subject to the provisions of the Companies Act and the Bye-Laws, the Board shall manage and conduct the business of Aegon Ltd. and is responsible for the general affairs of Aegon Ltd., which includes setting the strategy of Aegon Ltd. The non- executive directors have an overall advisory and supervisory duty.

Aegon N.V.	Aegon Ltd.

The Supervisory Board determines the number of Supervisory Board members, provided that the Supervisory Board must have at least seven members.

The executive directors will be primarily charged with, through a delegation of such authority by the Board, Aegon Ltd.’s day-to-day operations and the developing, proposing to the Board and implementing of Aegon’s strategy.

The Board determines the number of executive directors and non-executive directors, provided that the majority of the Board shall consist of non- executive directors.

Appointment and removal of board members

The General Meeting appoints the members of the Executive Board and the Supervisory Board.

If the appointment of an Executive Board member or a Supervisory Board member is proposed by the Supervisory Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Executive Board members and Supervisory Board members are appointed for a term of not more than four years. A term limit of a total of 12 years applies to Supervisory Board members.

If the suspension or removal of an Executive Board member or a Supervisory Board member is proposed by the Supervisory Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

The General Meeting appoints the members of the Board.

Voting in respect of Board member appointments will be based on the general voting mechanism (for / against / abstain).

If the appointment of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Board members are appointed for a term of not more than four years. A term limit of a total of 12 years applies to non-executive directors. However, for an individual case and by way of exception, the Board may, in the interest of Aegon Ltd., decide to deviate from the term limit.

If the removal or suspension of a Board member is proposed by the Board, the General Meeting resolution requires a simple majority of the votes cast, while otherwise, the resolution requires a two-thirds majority of the votes cast, which majority must represent more than half of the issued share capital.

Aegon N.V.	Aegon Ltd.
The Supervisory Board may suspend an Executive Board member.	An executive director of the Board may also be suspended by the Board, in which case only the non-executive directors will take part in the deliberations and decision making.

Board vacancies and inability to act

In case an Executive Board member is unable to act or when a vacancy arises, the remaining Executive Board member(s) will be temporarily entrusted with the management of Aegon N.V.

If all seats of the Executive Board members are vacant or if all Executive Board members are unable to act, the Supervisory Board is charged with the management and may delegate this authority.

In case a Board member is unable to act or when a vacancy arises, the remaining Board members will be temporarily entrusted with the management of Aegon Ltd.

The Board may fill a vacancy that arises at its own discretion, such appointment to be ratified at the next General Meeting.

Board members may grant a proxy to a fellow Board member to exercise their vote at a meeting of the Board in case they are unable to act.

Aegon N.V.	Aegon Ltd.

Independence of the Board

The independence standards of the Dutch Corporate Governance Code, the Audit Committee Decree and the Joint Guidelines apply to the Supervisory Board.

In addition, the independence requirements of the Sarbanes Oxley Act and the NYSE Listing Rules are applicable.

At least a majority of the Board members must be independent, as defined in a separate document to be adopted by the Board, setting out Aegon Ltd.’s corporate governance principles.

The independence requirements of the Sarbanes Oxley Act will also be taken into account.

Diversity of the Board

Aegon N.V. has a diversity policy in line with Dutch law diversity requirements, pursuant to which a quota applies to the Supervisory Board of at least one-third female and one-third male members. Aegon N.V. furthermore takes into account the diversity requirements of the Joint Guidelines.	Aegon will continue to have an inclusion and diversity policy for the Board setting out diversity requirements and targets applicable to the Board. Aegon will continue to adhere to the objectives regarding inclusion and diversity, as these may evolve from time to time going forward to reflect emerging best practices and standards in the jurisdictions in which the Aegon Group is active. As part of the inclusion and diversity policy for the Board, Aegon will continue to strive for female and male representation on the Board of at least one-third of its members.

Decision-making by the Board and Quorum

Resolutions of the Executive Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Executive Board members in office are present or represented.

Resolutions of the Board are adopted with a simple majority of the votes cast, unless a specified majority applies pursuant to which resolutions also require the majority of the non- executive directors.

Aegon N.V.	Aegon Ltd.

Resolutions of the Supervisory Board are adopted with a simple majority of the votes cast and may only be adopted if the majority of the Supervisory Board members in office are present or represented.

In the event of a tie vote in the Executive Board, the proposal shall be rejected.

In the event of a tie vote in the Supervisory Board, the chairman has the deciding vote if more than two Supervisory Board members are present or represented.

Pursuant to the Bye-Laws, the quorum for the transaction of business at a Board meeting is at least the majority of the Board members in office at the time of the meeting.

Any temporary Board members are taken into account for the calculation of a quorum.

Fiduciary duties

Each member of the Executive Board and Supervisory Board has a statutory duty to act in the corporate interest of Aegon N.V. and its business.

Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers.

Under Bermuda law, the Board members owe a fiduciary duty to Aegon Ltd. to act in good faith in their dealings with or on behalf of Aegon Ltd. and exercise their powers and fulfil the duties of their office honestly.

The Aegon Ltd. governance will provide that, when exercising their duties, the Board members will take into account the long-term consequences of decisions, sustainability, Aegon’s reputation and the interest of all corporate stakeholders, including, amongst others, Shareholders, employees, business relations, policyholders, relations with regulators, creditors and other groups, directly or indirectly, influenced by the business of Aegon.

Aegon N.V.	Aegon Ltd.

Conflict of interest

An Executive Board or Supervisory Board member may not participate in the adoption of resolutions and deliberations in case of a conflict of interest. A conflict of interest exists if the Executive Board or Supervisory Board member is unable to serve the best interests of Aegon N.V. and the business connected with it with the required level of integrity and objectivity.

In accordance with Bermuda law, a Board member who believes that they have or might have a direct or indirect personal interest which conflicts with the interests of Aegon Ltd., whether potential or actual, must notify the Board at the first opportunity at a meeting of the Board or by writing to the Board members as required by Bermuda law.

Unless the conflict is fully disclosed, any contract entered into by Aegon Ltd. and a company in which a Board member has an interest may be voidable at the instance of the Aegon Ltd. and any profit made recoverable by Aegon Ltd.

A member of the Board who has a conflict of interest shall not participate in any deliberations and decision- making of the Board, unless the Board decides otherwise.

Remuneration of Board members

The General Meeting adopts a remuneration policy for the Executive Board and the Supervisory Board. Pursuant to Dutch law, the General Meeting resolution requires a three- fourths majority. The remuneration policy must be re-adopted every four years.

A remuneration report must annually be submitted to a non-binding advisory vote of the General Meeting.

The Board establishes guidelines for the remuneration of the Board members in line with international practice.

The Board determines the remuneration and other terms of service of the executive directors and the non-executive directors, with due observance of the remuneration guidelines. The executive directors shall not participate in the deliberations and decision-making process of the Board in determining the remuneration and other terms of service for the executive directors and non-executive directors.

Aegon N.V.	Aegon Ltd.
Pursuant to the Bye-Laws, Shareholders are offered the opportunity to annually provide a non- binding advisory vote with respect to the past financial year’s remuneration report.

Indemnification of Board members

The Articles of Association include an indemnification of the Executive Board and Supervisory Board members against any and all liabilities, claims, judgments, fines and penalties incurred as a result of any action, investigation or other proceeding. An Executive Board member or a Supervisory Board member is not indemnified for gaining personal profits, advantages or remuneration to which he was not legally entitled, or if the Executive Board member or Supervisory Board member is liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).	The Bye-Laws provide that Board members are indemnified in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust in relation to Aegon Ltd. or any subsidiary thereof. The indemnification does not extend to claims arising from fraud or dishonesty.

Discharge of Board members

The General Meeting may discharge members of the Executive Board and Supervisory Board for the performance of their management and supervision, respectively.	The Bye-Laws contain a waiver from each Shareholder and Aegon Ltd. of any claim or right of action it may have against Aegon Ltd. at any time, whether individually or by or in the right of Aegon Ltd., against any Board member on account of any action taken by such Board member or the failure of such Board member to take any action in the performance of their duties with or for Aegon Ltd.

Aegon N.V.	Aegon Ltd.
This waiver does not apply to claims arising out of fraud or dishonesty or to recover any gain, personal profit or advantage to which such Board member is not legally entitled.

Convocation and agenda of a General Meeting

Notice of General Meetings are given by the Supervisory Board or the Executive Board. The convocation of the General Meeting is published on Aegon N.V.’s website at least 42 days prior to the day of the General Meeting.

Shareholders may exercise their rights at a General Meeting, if they are the Shareholders on the 28th day before the day of the General Meeting.

Pursuant to the Articles of Association, General Meetings must take place in in the Netherlands, in Amsterdam, The Hague, Haarlemmermeer, Leidschendam, Rijswijk (ZH), Rotterdam or Voorburg.

Pursuant to the Articles of Association, the Executive Board is authorized to determine that rights to attend the General Meeting and voting can be exercised by using an electronic means of communications.

The agenda of the General Meeting includes the items proposed by the Executive Board or Supervisory Board.

Notice of General Meetings are given by the Board. Pursuant to the Bye- Laws, General Meetings must be convened at least 30 days prior to the day of the General Meeting.

Shareholders may exercise their rights at a General Meeting if they are Shareholders on the record date for the General Meeting. The record date shall be determined by the Board and shall not be more than 60 business days before the date of the General Meeting.

General Meetings may be held in or outside Bermuda, including in the Netherlands. Pursuant to the Bye- Laws, the General Meetings may also be held solely by electronic means of communication.

Aegon N.V.	Aegon Ltd.

Shareholder right to propose an agenda item

Shareholders representing at least 1% of the issued capital or shares worth at least EUR 100 million may request one or more items to be added to the agenda of a General Meeting.	Pursuant to the Bye-Laws, Shareholders representing at least 1% of the issued capital or 100 or more Shareholders jointly may request one or more items to be added to the agenda of a General Meeting.

Such request must be received by Aegon N.V. not later than on the sixtieth day prior to the date of the meeting.	A requisition made by a Shareholder requiring notice of a resolution must be received by Aegon Ltd. not less than six weeks before the meeting.

Shareholders may not put items on the agenda for (in)formal voting on matters that are not reserved for Shareholders. Those items may only be put on the agenda as a non-binding discussion item.	Matters that are not reserved for, or do not require a Shareholder’s resolution pursuant to the Bye-Laws or Bermuda law, may only be included as an item non-binding to the Board.

Shareholder right to call a General Meeting

Shareholders representing at least 10% of the issued share capital, may request that a General Meeting be convened. If neither the Executive Board nor the Supervisory Board have ensured that a meeting is held within eight weeks, the Shareholders may be authorized by the competent Dutch court to convene a General Meeting.	Shareholders representing at least 10% of the paid-up share capital may request a General Meeting. If the Board has not taken steps necessary to convene a General Meeting within 21 days of the requisition, the Shareholders may themselves convene a General Meeting, to be held within 3 months of the requisition.

Decision-making of the General Meeting

Unless Dutch law or the Articles of Association provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.	Unless Bermuda law or the Bye-Laws provide otherwise, all resolutions of the General Meeting are adopted with a simple majority of the votes cast.

No quorum requirement applies when holding a General Meeting and when transacting business at such meeting.	Resolutions may be adopted if a quorum is present. The quorum for a General Meeting is set at 1/3 of the paid-up share capital.

Aegon N.V.	Aegon Ltd.

Shareholder vote on material transactions

Pursuant to Dutch law, the Executive Board must obtain the approval of the General Meeting for resolutions regarding a significant change in the identity or Aegon N.V. or its business, including in any event:	Bermuda law does not provide for a shareholder vote for material transactions, other than if the transaction would require shareholder approval in itself (e.g. merger, amalgamation).

a) transferring the business or practically the entire business to a third party;	Pursuant to the Bye-Laws, any transaction which would require the issuance of more than 10% of Aegon Ltd.’s issued share capital will require approval of the General Meeting. Reference is made to the above description under “Issue of Shares”.

b)  concluding or cancelling a long-lasting cooperation of Aegon N.V. or a subsidiary of Aegon N.V. with another legal entity or as a fully liable general partner in a partnership, provided that the cooperation or cancellation is of material significance to Aegon N.V.;

c)  acquiring or disposing of a participating interest in the share capital of Aegon N.V. with a value of at least one- third of Aegon N.V.’s assets, as shown in the consolidated balance sheet with explanatory notes according to the last adopted annual accounts by Aegon N.V. or a subsidiary of Aeon N.V.

Aegon N.V.	Aegon Ltd.

Amendment of the constitutional documents

The General Meeting resolves on the amendment of the Articles of Association upon proposal of the Executive Board with the approval of the Supervisory Board.	The Board resolves on the amendment of the Bye-Laws. In order for such amendment to take effect, it must be approved by the General Meeting.

An amendment of the Memorandum of Association needs to be approved by the Board and the General Meeting.

A Board resolution to amend the Bye- Laws or the Memorandum of Association requires the consenting vote of the majority of the non- executive directors participating in the decision.

Under Bermuda law, Shareholders who, alone or jointly, represent at least 20% of Aegon Ltd.’s paid-up share capital or any class thereof have the right to, within 21 days after a resolution to amend the Memorandum of Association has been adopted by the General Meeting, apply to the Supreme Court of Bermuda for an annulment of such amendment of the Memorandum of Association, other than an amendment which alters or reduces Aegon Ltd.’s share capital as provided in Bermuda law. No application may be made by Shareholders voting in favor of the amendment.

Mergers; demergers

The General Meeting resolves on a merger or a demerger upon a Supervisory Board approved proposal of the Executive Board.	Any amalgamation or merger of Aegon Ltd. requires approval by the Board and the General Meeting. Bermuda law does not provide for the possibility of a legal demerger.

Dissolution; winding-up

The General Meeting resolves on dissolution upon a Supervisory Board approved proposal of the Executive Board.	Subject to Bermuda law, a winding-up of Aegon Ltd. requires approval by the Board and the General Meeting.

Aegon N.V.	Aegon Ltd.

Any liquidation surplus is transferred to the Shareholders proportional to the profit rights attached to the Aegon N.V. Common Shares and the Aegon N.V. Common Shares B, respectively.	In the event of a winding-up of Aegon Ltd., the liquidator may, with the approval of a subsequent General Meeting, divide amongst the Shareholders whole or any part of the assets of Aegon Ltd. and may for such purposes set such values as they deem fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders, provided that the liquidation surplus shall be transferred to the Shareholders in proportion to the profit rights attached to the Aegon Ltd. Common Shares and the Aegon Ltd. Common Shares B respectively.

Profit reservation, dividends and other distributions

Under Dutch law, distributions may only be made to the extent Aegon N.V. has sufficient distributable reserves.	Under Bermuda law, Aegon Ltd. may declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable groundsfor believing that after any such payment (a) the company will be solvent and (b) the realizable value of its assets will be greater than its liabilities.

Pursuant to the Articles of Association, the Supervisory Board may decide, upon the proposal of the Executive Board, to set aside part of the profit to increase and/or form reserves.	The Board may declare dividends and interim dividends and may decide to set aside part of the profit to increaseand/or form reserves.

The profits remaining thereafter are at the disposal of the General Meeting.

The Executive Board may decide, with the approval of the Supervisory Board, to make interim distributions.	A Board resolution to declare a dividend requires the consenting vote of the majority of the non-executive directors participating in the decision.

Annual accounts

The annual accounts of Aegon N.V. must be signed by the members of the Executive Board and the Supervisory Board.	The annual accounts of Aegon Ltd. must contain a signature of one Board member on the balance sheet. The Board adopts the annual accounts.

Aegon N.V.	Aegon Ltd.

The annual accounts are adopted annually by the General Meeting.	The annual accounts must be discussed annually in the General Meeting. However, in accordance with Bermuda law, the annual accounts are not adopted by the General Meeting.

Auditor

Upon nomination by the Supervisory Board, the General Meeting appoints the independent external auditor of Aegon N.V.	Upon proposal by the Board, the General Meeting appoints the independent external auditor of Aegon Ltd. for a period of one year.

Pursuant to Dutch law, a mandatory audit firm rotation after ten years applies to Aegon.	Although Bermuda law does not provide for a mandatory audit firm rotation, Aegon Ltd. will voluntarily continue to abide to an audit firm rotation after ten years.

Inquiry proceedings

Inquiry proceedings are a specific legal procedure at the Dutch Enterprise Chamber (Ondernemingskamer) to take interim measures and investigate policies and affairs of Dutch companies. The inquiry proceedings cover any misconduct of corporate bodies as well as of the persons acting as part of these corporate bodies.	Shareholders who believe their interests as a minority shareholder are not appropriately taken into account may seek the intervention of the Bermuda Supreme Court.

Shareholders representing at least 1% of the issued capital or shares worth at least EUR 20 million may initiate inquiry proceedings at the Dutch Enterprise Chamber.

Shareholder suits and derivate actions

In the event that a third party is liable to Aegon N.V., only Aegon N.V. itself may bring civil action against that party. The individual Shareholders do not have the right to bring an action on behalf of Aegon N.V. Only in the event	Save for certain exceptions, under Bermuda law, in the event that a third party is liable to Aegon Ltd., only Aegon Ltd. itself may bring civil action against that party. The decision to sue would be made by the Board or any

Aegon N.V.	Aegon Ltd.

that the cause for the liability of a third party to Aegon N.V. also constitutes a tortious act directly against a Shareholder, does that Shareholder have an individual right of action against such third party.	person authorized to do so by the Board.

Squeeze-out

Pursuant to Dutch law, a Shareholder who provides at least 95% of the issued share capital of Aegon N.V., alone or together with group companies, may institute proceedings against minority Shareholders jointly for the transfer of their shares to such shareholder. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze-out and determines the price to be paid for the Aegon N.V. Shares. Specific arrangements apply for squeeze-out proceedings after a public takeover offer.	Under Bermuda law, Shareholders who individually or jointly hold at least 95% of the issued and outstanding share capital of Aegon Ltd. may give notice to the remaining Shareholders and require the remaining Shareholders to sell their remaining Aegon Ltd. Shares subject to the terms set out in the notice, unless the remaining Shareholders apply to the Supreme Court for an appraisal.

Appraisal or dissenters’ rights

Dutch law does not recognize the concept of appraisal or dissenters’ right. Dutch law does provide for cash exit rights for dissenting Shareholders in case of cross-border mergers, and, subject to the Legislative Proposal being adopted, demergers and conversions.	In the event of an amalgamation or merger of Aegon Ltd., a Shareholder who did not vote in favour of the amalgamation or merger and is not satisfied that fair value has been offered for such Shareholder’s Aegon Ltd. Shares may, within one month of notice of the General Meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those Aegon Ltd. Shares.

Aegon N.V.	Aegon Ltd.

Mandatory tender offer

Under Dutch law, any person who, acting alone or in concert with others, directly or indirectly, acquires 30% or more of Aegon N.V.’s voting rights will, subject to certain exemptions, be required to make a mandatory tender offer for all outstanding Aegon N.V. Shares.	Pursuant to the Bye-Laws, any person who alone or in concert with others, directly or indirectly acquires 30% or more of Aegon Ltd.’s voting rights, except as a result of certain permitted acquisitions, must without delay make a public announcement thereof and must within 30 days make a general offer to all holders of shares in accordance with the Bye-Laws. Where a person does not make such offer within the prescribed time frame, such person is in breach of the Bye-Laws and the Board may take several actions as set out in the Bye-Laws, including a suspension of voting rights or rights to dividends.

Annex II	Conversion Proposal

Annex III	Board Report

Annex IV	Bye-Laws

Annex V	Memorandum of Association

Annex VI	Amended Voting Rights Agreement and Amended 1983 Merger Agreement